SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For July 2006

Commission File Number 0-28800

DRDGOLD Limited

EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195

(*Address of principal executive offices*)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of July 2006, incorporated by reference herein:

Exhibit

99.1   Release dated July 18, 2006, entitled "DRDGOLD LIMITED CONSOLIDATED MINERAL RESOURCES AND ORE RESERVE STATEMENT"

Some of the information in this report may contain projections or other forward-looking statements regarding future events or other future financial performance. Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, a drop in the gold price, a continuing strengthening of the rand against the dollar, regulatory developments adverse to DRDGOLD or difficulties in maintaining necessary licences or other governmental approvals, changes in DRDGOLD's competitive position, changes in business strategy, any major disruption in production at key facilities or adverse changes in foreign exchange rates and various other factors.

These risks include, without limitation, those described in the section entitled "Risk Factors" included in our annual report for the fiscal year ended 30 June 2005, which we filed with the United States Securities and Exchange Commission on 15 December 2005 on Form 20-F. You should not place undue reliance on these forward-looking statements, which speak only as of the date thereof. We do not undertake any obligation to publicly update or revise these forward-looking statements to reflect events or circumstances after the date of this report or to the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: July 18, 2006   By: /s/ Themba Gwebu
                                            Name: Themba Gwebu
                                            Title: Company Secretary

Exhibit 99.1

 DRDGOLD LIMITED

(Incorporated in the Republic of South Africa)

(Registration number 1895/000926/06)

ARB number 086 277 616

JSE trading symbol: DRD

ISIN Code: ZAE 000058723

Issuer code: DUSM

Nasdaq trading symbol: DROOY

ASX trading symbol: DRD

("DRDGOLD" or "the Company")

DRDGOLD Limited Consolidated Mineral Resources and Ore Reserve Statement

Johannesburg, 18 July 2006: DRDGOLD has received its consolidated mineral resources and ore reserve statement following completion of an independent annual resource and reserve audit.

The company has shown an increase of 30% in its attributable mineral resources from 36.6 million ounces of contained gold in 2005 to 47.6 million ounces in 2006. The company has also shown a 35% increase in attributable ore reserves from 6.5 million ounces in 2005 to 8.8 million ounces in 2006.

The above numbers take into account DRDGOLD's equity holding of 85% in DRDGOLD South African Operations (Proprietary) Limited and the company's 78.9% holding in Emperor Mines Limited.

The ore reserve statement was based on a gold price of US$582 per ounce and R117 000 per kiligram.

Full details will be published with DRDGOLD's annual report due for release at the end of September.

For further information, please contact:

Ilja Graulich
Strategic Development Officer
+27 11 219 8700 (t)
+27 83 604 0820 (m)
ilja.graulich@za.drdgold.com

Johannesburg
18 July 2006